Exhibit (a)(1)(i)

Wells Fargo Multi-Sector Income Fund

525 Market Street

San Francisco, CA 94105

(415) 222-1140

Dear Shareholder:

On November 23, 2016, the Wells Fargo Multi-Sector Income Fund (the “Fund”) announced that the Fund’s Board of Trustees had approved the commencement prior to or during the week of May 1, 2017, of a cash tender offer for up to 15% of the Fund’s outstanding common shares of beneficial interest (“Shares”) at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share in exchange for cash.  The Fund is now commencing the offer to purchase up to 15% of its outstanding Common Shares upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). If more than 15% of the Shares are tendered and not withdrawn, any purchases will be made on a pro rata basis. The offer is for cash at a price equal to 98% of the Fund’s NAV per share effective as of the close of the regular trading session of the NYSE on May 12, 2017, or if the Offer is extended, as of the close of the regular trading session of the NYSE on the next trading day after the day to which the Offer is extended (in each case, the “Valuation Date”). The Offer is designed to provide shareholders of the Fund with the opportunity to redeem some or all of their shares at a price close to NAV should they wish to do so.

In order to participate, the materials described in the Offer must be delivered to Computershare by 5:00 p.m. Eastern Daylight Time, on May 11, 2017, or such later date to which the Offer is extended (the “Expiration Date”). The pricing time and date for the Offer is currently scheduled to be the close of business on May 12, 2017. Should the Offer be extended beyond May 11, 2017, the Fund reserves the right to adjust the Valuation Date to correspond with such extension and all references herein to the Valuation Date shall mean such adjusted date. The amount to be paid per share will be 98% of the NAV of the Shares effective as of the Valuation Date. Shareholders who choose to participate in the Offer can expect payments for shares tendered and accepted to be mailed within approximately ten business days after the Expiration Date.

If, after carefully evaluating all of the information set forth in the Offer to Purchase, you wish to tender Shares pursuant to the Offer, please follow the instructions contained in the Offer to Purchase and Letter of Transmittal or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact that firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any shares and, if so, how many shares to tender.

As of the close of the regular trading session of the NYSE on April 10, 2017, the Fund’s NAV was $14.42 per Share and 41,105,510 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting  Georgeson LLC, the Fund’s Information Agent, toll free at: (888) 660-8331.

NEITHER THE FUND NOR ITS BOARD OF TRUSTEES IS MAKING ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES IN THE OFFER. THE FUND AND BOARD URGE EACH SHAREHOLDER TO READ AND EVALUATE THE OFFER AND RELATED MATERIALS CAREFULLY AND MAKE HIS OR HER OWN DECISION. QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THE OFFER SHOULD BE DIRECTED TO GEORGESON LLC AT (888) 660-8331.

Sincerely,
Andrew Owen
President

April 13, 2017